Exhibit 99.1

Saifun Semiconductors Reports Second Quarter 2006 Results

Netanya, Israel, July 26, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced financial results for the second quarter ended June 30, 2006.

Financial Highlights – GAAP: Second quarter 2006 compared with second quarter 2005 (including $6.8 million non-cash revenues in the second quarter of 2005).
■	Revenues for the quarter were $17.4 million, compared to $21.8 million in the previous year.
■	Gross profit for the quarter was $13.9 million, compared to $19.2 million in the previous year.
■	Operating income for the quarter was $7.8 million, compared to $15.4 million in the previous year.
■	Net income for the quarter was $10.1 million, or $0.33 per basic and $0.31 per diluted share, compared to net income in the previous year of $13.3 million.
■	Net income for the quarter included $1.2 million of stock-based compensation compared to $0.5 million in the previous year.

Saifun reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis, referred to as Non-GAAP. Non-GAAP net income, where applicable, excludes the effect of $6.8 million non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies AG recognized in the second quarter of 2005, excludes the loss from discontinued product operations, and excludes stock based compensation expenses.

Financial Highlights –Non-GAAP[1]: Second quarter 2006 compared with second quarter 2005.
■	Revenues for the quarter were $17.4 million, compared to $14.9 million, an increase of 16% compared to the previous year.
š	Licensing revenues for the quarter were $11.1 million compared to $11.7 million in the previous year.
š	Service revenues for the quarter were $6.2 million, compared to $3.2 million in the previous year.
■	Gross profit for the quarter was $14.3 million, compared to $12.6 million in the previous year.
■	Operating income for the quarter was $9.0 million or 52% of revenues, compared to $9.0 million in the previous year.
■	Net income for the quarter was $11.3 million, or $0.36 per basic and $0.34 per diluted share, compared to net income in the previous year of $8.9 million.

1 These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP.  A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Financial Highlights – GAAP: First six months 2006 compared with first six months 2005 (including $16.5 million non-cash revenues).
■	Revenues for the first six months were $33.2 million, compared to $44.0 million in the previous year.
■	Gross profit for the first six months was $26.0 million, compared to $38.8 million in the previous year.
■	Operating income for the first six months was $15.5 million, compared to $30.3 million in the previous year.
■	Net income for the first six months was $20.1 million, or $0.66 per basic and $0.62 per diluted share, compared to net income in the previous year of $25.1 million.
■	Net income for the first six months included $1.8 million of stock-based compensation (including $0.4 million of income due to a cumulative effect of a change in accounting principle relating to the adoption of SFAS 123R) compared to $1.8 million in the previous year.

Non-GAAP net income, where applicable, excludes the effect of $16.5 million non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies AG recognized in the first six months of 2005, excludes the loss from discontinued product operations, and excludes stock based compensation expenses and income.

Financial Highlights –Non-GAAP[2]: First six months 2006 compared with the first six months 2005.
■	Revenues for the first six months were $33.2 million, compared to $27.5 million, an increase of 21% compared to the previous year.
š	Licensing revenues for the first six months were $21.6 million compared to $21.0 million in the previous year.
š	Service revenues for the first six months were $11.5 million, compared to $6.5 million in the previous year.
■	Gross profit for the first six months was $26.7 million, compared to $22.7 million in the previous year.
■	Operating income for the first six months was $17.7 million or 53% of revenues, compared to $15.6 million in the previous year.
■	Net income for the first six months was $21.9 million, or $0.73 per basic and $0.67 per diluted share, compared to net income in the previous year of $15.7 million.

2 These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP.  A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

“We achieved our primary operational and strategic objectives during the second quarter,” said Kobi Rozengarten, President of Saifun Semiconductors. “We realized year-over-year growth in non-GAAP revenues driven by increased service revenue as our partners progress toward mass production of NVM products utilizing our NROM technology.

“During the next six months, we expect to see Saifun’s licensees release engineering samples of new flash products utilizing our Quad NROM technology, with their volume production expected to commence in early 2007,” concluded Mr. Rozengarten. “The upcoming commercial launch of new 4-bit products represents a major milestone for Saifun, for our licensees and for the NVM market as a whole, and we are proud to be at the center of this revolution in flash memory technology.”

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. The companies currently licensing Saifun NROM technology are Infineon Technologies, Macronix International, Matsushita, SMIC, Sony Corporation, Spansion and Tower Semiconductors.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com/lroth@kcsa.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 10, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except per share data

	Three months ended		Six months ended		Year ended
	June 26,	June 30,	June 26,	June 30,	December 31,
	2005	2006	2005	2006	2005
	Unaudited		Unaudited

Revenues:
Licenses	$18,560	$11,127	$37,441	$21,629	$65,790
Services	3,197	$6,249	6,530	$11,539	12,811

	21,757	17,376	43,971	33,168	78,601

Cost of revenues:
Services (1)	2,512	3,450	5,146	7,128	12,048

Gross Profit	19,245	13,926	38,825	26,040	66,553

Operating expenses:
Research and development, net (1)	1,708	3,647	3,228	5,964	7,427
Marketing and selling (1)	1,227	837	2,657	1,720	4,889
General and administrative (1)	924	1,598	2,661	2,823	6,216

Total operating expenses	3,859	6,082	8,546	10,507	18,532

Operating income	15,386	7,844	30,279	15,533	48,021

Financial income (expenses), net	(117)	2,358	38	4,335	1,749

Income from continuing operations before income taxes	15,269	10,202	30,317	19,868	49,770

Income taxes	-	140	-	140	-

Income from continuing operations after income taxes	15,269	10,062	30,317	19,728	49,770

Loss from discontinued operations (1)	(1,999)	-	(5,223)	-	(5,263)

Income before cumulative effect of change in accounting principle	13,270	10,062	25,094	19,728	44,507

Cumulative effect of a change in accounting principle (2)	-	-	-	378	-

Net Income	$13,270	$10,062	$25,094	$20,106	$44,507

Net earnings per share from continuing operations
Basic	$-	$0.33	$-	$0.65	$0.46
No. of shares - basic	18,036	30,888	17,838	30,244	19,581
Diluted	$-	$0.31	$-	$0.61	$0.36
No. of shares - diluted	18,036	32,814	17,838	32,591	26,447

Net earnings per share
Basic	$-	$0.33	$-	$0.66	$0.17
No. of shares - basic	18,036	30,888	17,838	30,244	29,453
Diluted	$-	$0.31	$-	$0.62	$0.16
No. of shares - diluted	18,036	32,814	17,838	32,591	31,947

(1) Expenses include stock-based compensation related to options granted to employees and others as follows:

	Three months ended		Six months ended		Year ended
	June 26,	June 30,	June 26,	June 30,	December 31,
	2005	2006	2005	2006	2005
	Unaudited		Unaudited

Cost of revenues	$148	$338	$302	$705	$834
Research and development, net	63	267	94	458	330
Marketing and selling	158	211	320	376	667
General and administrative	104	377	1,078	669	2,410
Loss from discontinued operations	13	-	48	-	54

	$486	$1,193	$1,842	$2,208	$4,295

(2) On January 1, 2006, the Company adopted FASB 123 (R), ” Share- Based Payment”. Accordingly, the Company recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands ofU.S. dollars, except per share data

	Three months ended June 26, 2005				Three months ended June 30, 2006				Year ended December 31, 2005
	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP
	Unaudited				Unaudited				Unaudited

Revenues:
Licenses	$18,560	$(6,840	)(1)	$11,720	$11,127	$-		$11,127	$65,790	$(19,182	)(1)	$46,608
Services	3,197	-		3,197	6,249	-		6,249	12,811	-		12,811

	21,757	(6,840)		14,917	17,376	-		17,376	78,601	(19,182)		59,419

Cost of revenues:
Services	2,512	(148	)(2)	2,364	3,450	(338	)(2)	3,112	12,048	(834	)(2)	11,214

Gross Profit	19,245	(6,692)		12,553	13,926	338		14,264	66,553	(18,348)		48,205

Operating expenses:
Research and development, net	1,708	(63	)(2)	1,645	3,647	(267	)(2)	3,380	7,427	(330	)(2)	7,097
Marketing and selling	1,227	(158	)(2)	1,069	837	(211	)(2)	626	4,889	(667	)(2)	4,222
General and administrative	924	(104	)(2)	820	1,598	(377	)(2)	1,221	6,216	(2,410	)(2)	3,806

Total operating expenses	3,859	(325)		3,534	6,082	(855)		5,227	18,532	(3,407)		15,125

Operating income	15,386	(6,367)		9,019	7,844	1,193		9,037	48,021	(14,941)		33,080

Financial income (expenses), net	(117)	-		(117)	2,358	-		2,358	1,749	-		1,749

Income from continuing operations before income taxes	15,269	(6,367)		8,902	10,202	1,193		11,395	49,770	(14,941)		34,829

Income taxes	-	-		-	140	-		140	-	-		-

Income from continuing operations after income taxes	15,269	(6,367)		8,902	10,062	1,193		11,255	49,770	(14,941)		34,829

Loss from discontinued operations	(1,999)	1,999	(4)	-	-	-		-	(5,263)	5,263	(4)	-

Income before cumulative effect of change in accounting principle	13,270	(4,368)		8,902	10,062	1,193		11,255	44,507	(9,678)		34,829

Cumulative effect of a change in accounting principle	-	-		-	-	-		-	-	-		-

Net Income	$13,270	$(4,368)		$8,902	$10,062	$1,193		$11,255	$44,507	$(9,678)		$34,829

	Three months ended June 26, 2005			Three months ended June 30, 2006			Year ended December 31, 2005
	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP
	Unaudited			Unaudited			Unaudited

Net earnings per share from continuing operations

Basic	$-		$-	$0.33		$0.36	$0.46		$0.49

No. of shares - basic	18,036		18,036	30,888		30,888	19,581		19,581

Diluted	$-		$-	$0.31		$0.34	$0.36		$0.39

No. of shares - diluted	18,036		18,036	32,814		32,814	26,447		26,447

Net earnings per share

Basic	$-		$-	$0.33		$0.36	$0.17		$0.49

No. of shares - basic	18,036		18,036	30,888		30,888	29,453		19,581

Diluted	$-		$-	$0.31		$0.34	$0.16		$0.39

No. of shares - diluted	18,036		18,036	32,814		32,814	31,947		26,447

Notes:

(1) Non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies.

(2) Stock-based compensation related to options granted to employees and others.

(3) Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

(4) Loss from the discontinued product operations.

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except per share data

	Six months ended June 26, 2005				Six months ended June 30, 2006
	Reported	Non-GAAP entries		Non-GAAP	Reported	Non-GAAP entries		Non-GAAP
	Unaudited				Unaudited

Revenues:
Licenses	$37,441	$(16,456	)(1)	$20,985	$21,629	$-		$21,629
Services	6,530	-		6,530	11,539	-		11,539

	43,971	(16,456)		27,515	33,168	-		33,168

Cost of revenues:
Services	5,146	(302	)(2)	4,844	7,128	(705	)(2)	6,423

Gross Profit	38,825	(16,154)		22,671	26,040	705		26,745

Operating expenses:
Research and development, net	3,228	(94	)(2)	3,134	5,964	(458	)(2)	5,506
Marketing and selling	2,657	(320	)(2)	2,337	1,720	(376	)(2)	1,344
General and administrative	2,661	(1,078	)(2)	1,583	2,823	(669	)(2)	2,154

Total operating expenses	8,546	(1,492)		7,054	10,507	(1,503)		9,004

Operating income	30,279	(14,662)		15,617	15,533	2,208		17,741

Financial income (expenses), net	38	-		38	4,335	-		4,335

Income from continuing operations before income taxes	30,317	(14,662)		15,655	19,868	2,208		22,076

Income taxes	-	-		-	140	-		140

Income from continuing operations after income taxes	30,317	(14,662)		15,655	19,728	2,208		21,936

Loss from discontinued operations	(5,223)	5,223	(4)	-	-	-		-

Income before cumulative effect of change in accounting principle	25,094	(9,439)		15,655	19,728	2,208		21,936

Cumulative effect of a change in accounting principle	-	-		-	378	(378	)(3)	-

Net Income	$25,094	$(9,439)		$15,655	$20,106	$1,830		$21,936

	Six months ended June 26, 2005			Six months ended June 30, 2006
	Reported	Non-GAAP entries	Non-GAAP	Reported	Non-GAAP entries	Non-GAAP
	Unaudited			Unaudited

Net earnings per share from continuing operations
Basic	$-		$-	$0.65		$0.73
No. of shares - basic	17,838		17,838	30,244		30,244
Diluted	$-		$-	$0.61		$0.67
No. of shares - diluted	17,838		17,838	32,591		32,591

Net earnings per share
Basic	$-		$-	$0.66		$0.73
No. of shares - basic	17,838		17,838	30,244		30,244
Diluted	$-		$-	$0.62		$0.67
No. of shares - diluted	17,838		17,838	32,591		32,591

Notes:

(1) Non-cash revenues resulting from the termination of our former joint venture with Infineon Technologies.

(2) Stock-based compensation related to options granted to employees and others.

(3) Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

(4) Loss from the discontinued product operations.

The above reconciled Non-GAAP statements are based upon our unaudited and audited consolidated statements of operations for the periods shown, giving effect to the adjustments above. This presentation is not in accordance with, or an alternative for, U.S. generally accepted accounting principles (GAAP). The reconciled Non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. However, Saifun believes that the Non-GAAP information, giving effect to the adjustments shown above, provides meaningful information and therefore uses it to supplement its GAAP reporting and internally in evaluating operations, managing and benchmarking performance. Saifun has chosen to provide this Non -GAAP supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	June 30,	December 31,
	2006	2005
	Unaudited

Cash and cash equivalents	$44,133	$100,327
Marketable securities	106,446	75,501
Trade receivables	11,308	2,663
Loans to employees	253	613
Other accounts receivable and prepaid expenses	4,493	2,181
Total assets attributed to discontinued operations	-	212

Total current assets	166,633	181,497

Marketable securities	56,152	5,995
Property and equipment, net	3,655	2,668
Loans to employees	233	1,097
Severance pay fund	2,601	2,122
Lease deposits	301	289
Other assets	23	70

Total long term assets	62,965	12,241

Total assets	$229,598	$193,738

Current liabilities
Trade payables	$1,225	$1,165
Accrued expenses and other liabilities	9,104	9,913
Deferred revenues	90	3,786
Total liabilities attributed to discontinued operations	-	146

Total current liabilities	10,419	15,010

Accrued severance pay	3,327	2,655

Share capital	124	120
Additional paid-in capital	231,309	211,706
Accumulated other comprehensive income	104	38
Accumulated deficit	(15,685)	(35,791)

Total shareholders' equity	215,852	176,073

Total liabilities and shareholders' equity	$229,598	$193,738